From: Ronald Frederickson – CEO and Director

Skybox Sports Network Inc.

6351 Henson Street

Suite C

Las Vegas, NV 89118

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Date: December 14, 2020

RE: Request for Qualification of Offering

Statement Filed December 10, 2020.

We formally request that the Offering Statement (Regulation A), file no. 024-11343, as amended and filed December 10, 2019 be Qualified effective Wednesday December 16th, 2020.

Sincerely,

/s/ Ronald Frederickson

Ronald Frederickson

CEO - Director